Filed pursuant to Rule 424(b)(3)
Registration No. 333-162132

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT

DATED FEBRUARY 19, 2013 TO PROSPECTUS DATED MAY 8, 2012

JANUARY 2013 PERFORMANCE UPDATE

	January 2013	Year to Date	Total NAV 01/31/2013	NAV per Unit 01/31/2013
Series A	3.56%	3.56%	$17,183,465	$1,170.72
Series B	5.99%	5.99%	$18,968,519	$1,206.91

* All performance is reported net of fees and expenses

Fund results for January 2013:

The Fund’s strategies produced solid returns to start 2013 with gains across multiple market sectors. January was a strong month for global stock indices as optimistic investors worldwide turned to risk. In the U.S., the S&P 500 reached 5-year highs as lawmakers were able to avert the impending tax increases and government spending cuts of the so-called fiscal cliff while also extending the debt ceiling. Stocks rose markedly in Europe on signs of financial normalization as euro-zone banks took advantage of their first opportunity to submit early repayment of emergency 3-year loans issued by the European Central Bank (“ECB”). Increasing confidence in economic conditions lifted crude oil and base metals while reducing demand for gold as an alternative asset. Grain markets also gained ground, supported by adverse weather conditions in South America and dwindling U.S. supplies. The Fund’s short-term models contributed significantly to returns, generating profits in stocks, energies and currencies.

The Fund’s strategies performed well in global equities in January as indices reached multi-year highs on growing investor optimism. U.S. stocks gained over 5% with 75% of companies exceeding quarterly earnings forecasts. In Japan, the Nikkei rose on the falling yen and plans for additional fiscal stimulus. The Hang Seng and Chinese H-Shares advanced as Hong Kong exports grew and Chinese GDP exceeded forecasts. The Aussie SPI rose on commodity demand while the Korean Kospi fell due to elevated political tensions with North Korea. The Swiss SMI rose as the franc fell against the euro, strengthening Swiss exports. Gains in the German DAX reflected rising investor confidence while the Spanish IBEX and Italian MIB40 advanced as fiscal crisis fears receded.

The Fund’s allocation to the bonds sector underperformed in January as global economic stability eroded demand for the safety of government securities. Euro-zone stocks rose for an eighth straight month, reducing demand for German debt. U.S.

benchmark 10-year yields jumped in reaction to the fiscal cliff resolution and the ECB announcement that 278 regional banks would take advantage of early repayment of emergency loans. Australian 10-year yields reached a 4-month high as aggressive rate cuts by the Reserve Bank of Australia helped to loosen credit and improve market sentiment. Japanese 10-year yields declined on expectations that new stimulus measures and fiscal discipline will stabilize their economy.

The Fund’s positions in money markets posted subpar results in January on expectations for the removal of excess liquidity from the financial system. The first opportunity for banks to repay the ultra-cheap 3-year loans offered by the ECB as part of their Long Term Refinancing Operation was met with widespread participation. Banks exceeded expectations by submitting €137 billion in repayments versus market estimates of €84 billion, leading to a spike in short-term yields. Additionally, euro-zone banks chose not to replace the longer term loans with regularly offered 7-day and 3-month financing, a sign that banks are detaching themselves from central bank support.

The Fund’s metals positions produced favorable results in January as the rebound in the global economy led to increased demand for industrial metals. LME and NY copper climbed to 3-month highs on encouraging U.S. auto sales and housing data and expansion in the Chinese manufacturing sector. LME nickel gained as stainless steel producers restocked in preparation for higher production rates. Platinum experienced its best month in a year as global demand grew while mining investment declined. Investors preferred silver (+3.7%) to gold (-0.9%) due to its widespread use in manufacturing in addition to its benefit as an inflation hedge.

The Fund’s allocation to the energies sector generated healthy returns in January as improving global economic conditions lifted demand prospects while unrest across North Africa and the Middle East injected geopolitical risk premium. Signs of growth in the U.S., China and Europe helped to lift NY crude oil to a 4-month high despite U.S. production exceeding 7 million barrels per day for the first time since 1993. Heightened tensions between Israel and Syria, instability in Egypt and an attack on a BP-owned gas field in Algeria combined to add fear to the rally. Natural gas moved higher mid-month on home heating demand as a mass of arctic air moved across the eastern half of U.S. before falling to nearly unchanged on warmer weather.

Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GREEN, L.P. – SERIES A

JANUARY 2013 ACCOUNT STATEMENT

(Prepared from Books without Audit for the Month ended January 31, 2013)

STATEMENT OF INCOME
JANUARY 2013
Investment income, interest	$(602)

Expenses
Management fee	26,647
Ongoing offering expenses	14,404
Operating expenses	2,161
Selling Commissions	57,614
Other expenses	365
Incentive fee
Brokerage commissions	28,749

Total expenses	129,939

Net investment gain (loss)	(130,542)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	454,798
Net change in unrealized appreciation (depreciation) on futures and forward contracts	266,207

Net gain(loss) on investments	721,005

Net increase (decrease) in net assets from operations	$590,463

STATEMENT OF CHANGES IN NET ASSET VALUE

JANUARY 2013
Net assets, beginning of period	$17,617,897

Net increase (decrease) in net assets from operations	590,463

Capital share transactions
Issuance of shares	35,665
Redemption of shares	(1,060,560)

Net increase(decrease) in net assets from capital share transactions	(1,024,895)

Net increase(decrease) in net assets	(434,432)

Net assets, end of period	$17,183,465
NAV Per Unit, end of period	$1,170.72

SUPERFUND GREEN, L.P. – SERIES B

JANUARY 2013 ACCOUNT STATEMENT

(Prepared from Books without Audit for the Month ended January 31, 2013)

STATEMENT OF INCOME
JANUARY 2013
Investment income, interest	$(919)

Expenses
Management fee	29,415
Ongoing offering expenses	15,900
Operating expenses	2,385
Selling Commissions	63,599
Other expenses	741
Incentive fee	—
Brokerage commissions	44,228

Total expenses	156,267

Net investment gain(loss)	(157,186)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	801,824
Net change in unrealized appreciation (depreciation) on futures and forward contracts	428,098

Net gain(loss) on investments	1,229,922

Net increase (decrease) in net assets from operations	$1,072,736

STATEMENT OF CHANGE IN NET ASSET VALUE
JANUARY 2013
Net assets, beginning of period	$18,627,723

Net increase (decrease) in net assets from operations	1,072,736

Capital share transactions
Issuance of shares	38,821
Redemption of shares	(770,760)

Net increase (decrease) in net assets from capital share transactions	(731,940)
Net increase(decrease) in net assets	340,796

Net assets, end of period	$18,928,519
NAV Per Unit, end of period	$1,206.91

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.